NEWS RELEASE

INTEROIL ANNOUNCES U.S.$70.4 MILLION REGISTERED DIRECT COMMON STOCK OFFERING

June 4, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced it has entered into a definitive agreement with a number of institutional investors to sell 2,013,815 shares of its common stock in a “registered direct” offering. The investors have agreed to purchase the shares of common stock at a purchase price of U.S.$34.98 per share, which represents a one cent premium to the closing price on the New York Stock Exchange on June 3, 2009, for gross proceeds of U.S.$70,443,249 before deducting estimated offering expenses. The transaction is expected to close on or about June 5, 2009, subject to customary closing conditions and regulatory approvals.

The shares of common stock are being offered by InterOil Corporation pursuant to a prospectus supplement to a previous base shelf prospects dated August 6, 2008 and registration statement dated August 7, 2008.

InterOil intends to use the net proceeds from the sale of the shares for the development of the Elk/Antelope gas and condensate fields, the development of a proposed liquefied natural gas facility in Papua New Guinea, potential acquisitions, repayment of up to $9 Million of the credit facility with the Overseas Private Investment Corporation and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The shares of common stock may only be offered by means of a prospectus. Copies of the prospectus supplement and accompanying base prospectus and registration statement relating to this offering may be obtained at www.sedar.com or the SEC's website at www.sec.gov or by contacting InterOil.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Anesti@InterOil.com Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed closing date of the offering and uses of the net proceeds from the offering. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release